

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Mr. Michael L. Pollard
Chief Financial Officer
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705-5510

> **Re:** **Clayton Williams Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-00368**

Dear Mr. Pollard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Properties, page 30

Reserves, page 32

1. You present the 2012 changes to your proved undeveloped reserves as well as your intention to develop 6.5% of you PUD reserves in 2013. Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking. Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

Acreage, page 37

2.   You present significant expiring undeveloped acreage in each of the next three years. Please explain whether you have material PUD reserves scheduled for drilling on this acreage after the date of expiry. If true, please amend your document to disclose these PUD reserve figures as well as your intended disposition of them.

Supplemental Oil and Gas Reserve Information, page S-2

3.   As you set forth on page 30, about 12% of your total proved reserves are natural gas liquids (e.g. 9 MMBNGL of 75 MMBOE). Please amend your document to disclose your significant NGL reserves as required by FASB ASC paragraph 932-235-50-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director